                             SEC FILE NUMBER 0-21782



                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of February 2004
                 -------------

                       FLETCHER CHALLENGE FORESTS LIMITED
--------------------------------------------------------------------------------

                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
--------------------------------------------------------------------------------

                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F    A    Form 40-F
                 -----

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes        No    A
          -----      -----

      (If "Yes is marked indicate below the file number assigned to the
      registrant in connection with Rule 12g3-2(b): 82-     .)
                                                       -----

      THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728) OF
      FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 February 2004                      FLETCHER CHALLENGE FORESTS LIMITED
                                           ----------------------------------


                                           /s/ P M GILLARD


                                           P M GILLARD
                                           SECRETARY

(FLETCHER CHALLENGE FORESTS LOGO)


                              (NEWS RELEASE LOGO)


        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).



             FLETCHER CHALLENGE FORESTS ANNOUNCES SENIOR APPOINTMENT


Auckland, [date] - 10 February 2004: Fletcher Challenge Forests today announced that it has appointed Bryan Goldsack as Director, Operations. Mr Goldsack will join the Company on 15 March 2004.

Announcing the appointment today, John Dell, Chief Executive Officer. said "We are delighted that Bryan Goldsack will join the Company, as he brings significant operational experience in other industries which is relevant to the Company's focus on manufacturing, marketing and distribution."

Mr Goldsack is currently General Manager of Douglas Pharmaceuticals' manufacturing facility. Previous positions include senior operational roles in AFFCO New Zealand and Riverlands Foods. He holds Diplomas in Business Studies and Meat Technology, and a Masters of Business Administration from Massey University.

Ian Boyd, Acting Director of Operations, will continue with the Company until his retirement on 30 June 2004 to pursue other interests.



Ends



TO:        BUSINESS EDITOR               From:         Paul Gillard
                                         Company Secretary & General Counsel

Fax/Email: AUTO                          FLETCHER CHALLENGE FORESTS LTD

                                         Telephone:    64-9-571 9846
                                         Fax:          64-9-571 9872


Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.